EXHIBIT 18

November 4, 2014
Applied Industrial Technologies, Inc.
1 Applied Plaza
Cleveland, OH 44115

Dear Sirs/Madams:
At your request, we have read the description included in your Quarterly Report on Form 10-Q to the Securities and Exchange Commission for the quarter ended September 30, 2014, of the facts relating to the change in accounting principle to use weighted average cost instead of current cost to determine current period LIFO indices as well as the cost of any new LIFO layers for the inventory at its U.S. service centers that implemented a new ERP (SAP) system. We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of the Company, that the accounting change described in your Form 10-Q is to an alternative accounting principle that is preferable under the circumstances.
We have not audited any consolidated financial statements of Applied Industrial Technologies, Inc. and its consolidated subsidiaries as of any date or for any period subsequent to June 30, 2014. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above-mentioned Form 10-Q, on the related information furnished to us by officials of the Company, or on the financial position, results of operations, or cash flows of Applied Industrial Technologies, Inc. and its consolidated subsidiaries as of any date or for any period subsequent to June 30, 2014.
Yours truly,

/s/ Deloitte & Touche LLP

Cleveland, Ohio
November 4, 2014